LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS		2015	2014
Current assets:			
Cash	$	342,252	281,960
Accounts receivable, net		191,203	171,350
Prepaid expenses		33,667	9,105
Related party receivable		31,253	50,635
Total current assets		598,375	513,050
Property and equipment, net		30,654	23,824
Cash surrender value of life insurance		269,650	248,310
Total assets	$	898,679	785,184

LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payables	$	340,715	275,592
Current portion of deferred income taxes		42,000	31,000
Total current liabilities		382,715	306,592
Deferred income taxes		9,000	7,000
Long-term debt		-	-
Total liabilities		391,715	313,592
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,102 and 4,178 shares issued and outstanding, respectively		4,102	4,178
Additional paid-in capital		-	-
Retained earnings		502,862	467,414
Total stockholders' equity		506,964	471,592
Total liabilities and stockholders' equity	$	898,679	785,184

The accompanying notes are an integral part of these financial statements.